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EXHIBIT 99-2

SERVICER'S OFFICER CERTIFICATE


The undersigned Officer certifies the following for the 2003 fiscal year.

1. I have reviewed the activities and performance of the Servicer during the preceding fiscal year under the terms of the applicable Sale and Servicing Agreement and Insurance and Indemnity Agreement and to the best of this Officer's knowledge, the Servicer has fulfilled all of its duties, responsibilities or obligations under these Agreements throughout such year.

2. To the best of my knowledge, based on such review, no Special Event, Default of Event of Default (each as defined in the Agreements) has occurred.


/s/ Michael J. Pankey
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         Michael J. Pankey
         Senior Vice President and Chief Financial Officer

Date: March 30, 2004